UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gentium S.p.A.

(Name of Issuer)

Ordinary Shares, no par value per share

and

American Depositary Shares, each Representing one Ordinary Share

(Title of Class of Securities)

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the related American Depositary Shares is 37250B104.

(CUSIP Number)

Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

c/o Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, California 94304

Tel: (650) 496-3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Keith A. Flaum, Esq.

Jane Ross, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

January 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 (b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of

Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922. The CUSIP number for the related American Depositary Shares is 37250B104.
1.	Name of Reporting Person Jazz Pharmaceuticals Public Limited Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,680,495
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,680,495
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,680,495
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90.1%
14.	Type of Reporting Person (See Instructions) CO

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922. The CUSIP number for the related American Depositary Shares is 37250B104.
1.	Name of Reporting Person Jazz Financing I Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,680,495
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,680,495
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,680,495
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90.1%
14.	Type of Reporting Person (See Instructions) CO

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922. The CUSIP number for the related American Depositary Shares is 37250B104.
1.	Name of Reporting Person Jazz Investments II Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,680,495
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,680,495
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,680,495
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90.1%
14.	Type of Reporting Person (See Instructions) CO

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922. The CUSIP number for the related American Depositary Shares is 37250B104.
1.	Name of Reporting Person Jazz Pharmaceuticals Italy S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,680,495
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,680,495
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,680,495
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90.1%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The classes of equity securities to which this statement relates are (i) ordinary stock, no par value per share (an “Ordinary Share”), of Gentium S.p.A., a società per azioni incorporated in Italy (“Gentium”), and (ii) American Depositary Shares (“ADSs”), each representing one Ordinary Share and evidenced by an American Depositary Receipt, of Gentium. The principal executive offices of Gentium are located at Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy.

Item 2.	Identity and Background

(a) The names of the persons filing this statement are Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland (“Jazz Pharmaceuticals”), Jazz Investments II Limited, a Bermuda company and a wholly-owned subsidiary of Jazz Pharmaceuticals (“Jazz Investments”), Jazz Financing I Limited, a limited company organized under the laws of Ireland and a wholly-owned subsidiary of Jazz Investments (“Jazz Financing”), and Jazz Pharmaceuticals Italy S.p.A., a società per azioni incorporated in Italy (formerly known as Jazz Pharmaceuticals Italy S.r.l., a società a responsabilità limitata) and a wholly-owned subsidiary of Jazz Financing (“Purchaser” and together with Jazz Pharmaceuticals, Jazz Financing and Jazz Investments, collectively, the “Reporting Persons”).

(b) The address of the principal business office of each of Jazz Pharmaceuticals, Jazz Financing and Jazz Investments is Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland and for Purchaser is Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy.

(c) Jazz Pharmaceuticals is a specialty biopharmaceutical company focused on identifying, developing and commercializing innovative products that address unmet medical needs. Jazz Financing, Jazz Investments and Purchaser are direct or indirect wholly-owned subsidiaries of Jazz Pharmaceuticals that to date have engaged in no activities, and will engage in no activities, other than those incident to their formation, the activities described in Item 3 below and the Offer (as defined in Item 4 below).

(d) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

(f) Each of Jazz Pharmaceuticals and Jazz Financing is organized under the laws of Ireland. Jazz Investments is organized under the laws of Bermuda. Purchaser is organized under the laws of Italy. The citizenship of each director and officer of the Reporting Persons is set forth on Schedule A attached hereto.

Set forth on Schedule A attached hereto is the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

Based on the price per Ordinary Share and per ADS properly tendered and accepted for payment at the expiration of the Offer as of January 22, 2014, the cost of the Ordinary Shares and ADSs purchased by Purchaser in connection with the Offer as of such date was approximately $698 million. Purchaser funded the purchase of the tendered Ordinary Shares and ADSs with the proceeds of loans borrowed under Jazz Pharmaceuticals’ Amended Credit Agreement (as defined below) and cash on hand.

On January 23, 2014, Jazz Pharmaceuticals, as guarantor, and three of its wholly-owned subsidiaries, Jazz Pharmaceuticals, Inc., Jazz Pharmaceuticals Ireland Limited and Jazz Financing, as borrowers, entered into Amendment No. 2 (the “Amendment”) to that certain Credit Agreement, dated as of June 12, 2012 (as amended by Amendment No. 1, dated as of June 13, 2013 , the “Existing Credit Agreement” and as amended by the Amendment, the “Amended Credit Agreement”), with the lenders party thereto and Barclays Bank PLC, as administrative agent, collateral agent, letter of credit issuer and swing line lender. The Amended Credit Agreement provides for (i) a tranche of incremental term loans in the aggregate principal amount of $350,000,000, (ii) a tranche of term loans that repriced

$554,401,563 aggregate principal amount of term loans previously outstanding under the Existing Credit Agreement and (iii) a revolving credit facility of $425,000,000 that replaced the revolving credit facility of $200,000,000 provided for under the Existing Credit Agreement.

The foregoing descriptions of the Amendment and the Amended Credit Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Amendment, a copy of which is included as Exhibit 7.1 hereto and incorporated by reference herein.

Item 4:	Purpose of Transaction

(a), (b), (h), (i) As previously disclosed, on December 19, 2013, Jazz Pharmaceuticals, Purchaser and Gentium entered into a Tender Offer Agreement (the “Tender Offer Agreement”). Pursuant to the Tender Offer Agreement, and upon the terms and subject to the conditions thereof, Jazz Pharmaceuticals and Purchaser commenced a tender offer to purchase all outstanding Ordinary Shares and ADSs of Gentium at a purchase price of $57.00 per Ordinary Share and per ADS (without duplication for Ordinary Shares underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2013 (as amended or supplemented, the “Offer to Purchase”) and in the related ADS Letter of Transmittal (the “ADS Letter of Transmittal”) and Share Form of Acceptance (the “Share Form of Acceptance” and, together with the ADS Letter of Transmittal and Offer to Purchase, as amended or supplemented from time to time, the “Offer”).

The Offer expired at 12:00 midnight, New York City time, on the evening of January 22, 2014. On January 23, 2014, Purchaser accepted for payment a total of 4,570,991 Ordinary Shares and 7,673,165 ADSs that were properly tendered in the Offer and not withdrawn prior to the expiration of thereof. Following the expiration of the Offer, and in accordance with the terms of the Tender Offer Agreement, Purchaser commenced a subsequent offering period of the Offer to acquire all remaining untendered Ordinary Shares and ADSs. The subsequent offering period will expire at 12:00 midnight, New York City time, on the evening of Thursday, February 20, 2014. All Ordinary Shares and ADSs properly tendered during the subsequent offering period have been or will be accepted and promptly paid for, and tendering holders will receive the same $57.00 price per Ordinary Share and per ADS (without duplication for Ordinary Shares underlying ADSs), net to the seller in cash, without interest thereon and subject to applicable withholding taxes, that was paid in the Offer.

As an inducement to Jazz Pharmaceuticals to enter into the Tender Offer Agreement, concurrent with the execution of the Tender Offer Agreement, each of Dr. Khalid Islam, the former Chief Executive Officer of Gentium, Sal Calabrese, Chief Financial Officer of Gentium, Giorgio Mosconi, Vice President, Medical Affairs of Gentium, and Adrian Haigh, Senior Vice President, Commercial Operations of Gentium GmbH, a company organized under the laws of Switzerland and wholly-owned subsidiary of Gentium, and certain members of the Board of Directors of Gentium as of December 19, 2013, entered into Support Agreements with Jazz Pharmaceuticals (the “Support Agreements”), pursuant to which the signatories to the Support Agreements were required to exercise all options to acquire Ordinary Shares held by them and to tender the Ordinary Shares subject to such options into the Offer during the subsequent offering period. Options to acquire approximately 250,500 Ordinary Shares that are subject to the Support Agreements had yet to be exercised and tendered into the Offer as of 5:00 p.m. New York City time on February 3, 2014.

As of 5:00 p.m. New York City time on February 3, 2014, Purchaser had purchased 1,800,444 Ordinary Shares and 1,635,895 ADSs during the subsequent offering period, including 1,341,711 ADSs that were tendered in accordance with the guaranteed delivery procedures contemplated by the Offer and subsequently delivered during the subsequent offering period, of which:

•	20,903 ADSs were purchased on January 24, 2014;

•	78,436 ADSs were purchased on January 27, 2014;

•	1,242,572 ADSs were purchased on January 28, 2014;

•	1,052,444 Ordinary Shares and 1,300 ADSs were purchased on January 29, 2014;

•	5,800 ADSs were purchased on January 30, 2014;

•	748,000 Ordinary Shares and 283,784 ADSs were purchased on January 31, 2014; and

•	3,100 ADSs were purchased on February 3, 2014.

As properly tendered ADSs have been purchased in the Offer (including during the subsequent offering period), Purchaser has instructed The Bank of New York, as tender agent in the Offer, to have The Bank of New York, as the depositary of the ADSs (the “ADS Depositary”), exchange such ADSs for the underlying Ordinary Shares and deliver such Ordinary Shares to Purchaser. It is Purchaser’s intention to continue this practice for all ADSs purchased by Purchaser during the remainder of the subsequent offering period.

As of 5:00 p.m. New York City time on February 3, 2014, the Reporting Persons beneficially own 15,680,495 Ordinary Shares (assuming for these purposes that all ADSs purchased by Purchaser in the Offer prior to such time have been exchanged for the underlying Ordinary Shares as of such time).

In connection with the Offer, on January 28, 2014, the Board of Directors of Gentium met and, among other things, approved the voluntary delisting of the ADSs from the Nasdaq Global Market (“Nasdaq”) and the deregistration of the ADSs and Ordinary Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Board of Directors of Gentium also approved submitting proposals to delist the ADSs from Nasdaq and deregister the ADSs and Ordinary Shares under the Exchange Act to an extraordinary meeting of Gentium’s shareholders to be held on February 28, 2014. At such meeting, Purchaser, as the holder of more than 66 2/3% of the then outstanding Ordinary Shares, expects to vote in favor of the proposals to delist the ADSs from Nasdaq and deregister the ADSs and Ordinary Shares and that such proposals will be approved. Based upon the information provided to the Reporting Persons by the ADS Depositary as of the date hereof, the Ordinary Shares and ADSs are currently eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Subject to approval by Gentium’s shareholders of the proposals to delist the ADSs from Nasdaq and deregister the ADSs and Ordinary Shares under the Exchange Act, Gentium intends to amend and terminate the existing Deposit Agreement between Gentium and the ADS Depositary, dated as of June 5, 2005 (the “Deposit Agreement”), shortly following such extraordinary meeting of Gentium’s shareholders such that, approximately 90 days following notice by the ADS Depositary to the holders of ADSs of the amendment and termination of the Deposit Agreement, the ADS Depositary will be able to sell the Ordinary Shares underlying ADSs not otherwise delivered in exchange for ADSs surrendered to the ADS Depositary prior to such time. Purchaser intends to offer to purchase such Ordinary Shares from the ADS Depositary at the price per Ordinary Share and ADS offered in the Offer.

The Reporting Persons currently intend to acquire 100% of the outstanding Ordinary Shares and ADSs. However, any determination by the Reporting Persons to seek to purchase any remaining outstanding Ordinary Shares and ADSs following the completion of the subsequent offering period and the termination of the Deposit Agreement and, should it make such determination, the timing and approach used for any such purchase, will be assessed by the Reporting Persons after the completion of the subsequent offering period and the termination of the Deposit Agreement and will be based in part on the number of ADSs and Ordinary Shares held by the Reporting Persons at such time.

The foregoing discussion of the Tender Offer Agreement, the Support Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Tender Offer Agreement, a copy of which is included as Exhibit 7.2 hereto and incorporated herein by reference and the full text of the Support Agreements, a form of which is included as Exhibit 7.3 hereto and incorporated herein by reference.

(c) Not applicable.

(d) In connection with the Offer, and pursuant to the Tender Offer Agreement: (i) each of Dr. Khalid Islam (Chairman of the Board of Directors of Gentium), Dr. Laura Ferro and Ms. Gigliola Bertoglio resigned from his or her office as a member of the Board of Directors of Gentium with effect on January 23, 2014; (ii) at a meeting of the Board of Directors of Gentium held on January 23, 2014, each of Mr. Fintan Keegan, Ms. Suzanne Sawochka Hooper and Mr. Iain McGill were appointed to fill the vacancies created by the resignations of Dr. Islam, Dr. Ferro and Ms. Bertoglio, and Mr. Keegan was appointed chairman of the Board of Directors of Gentium; and (iii) each of Dr. Bobby Sandage and Mr. Marco Brughera resigned from his office as a member of the Board of Directors of Gentium with effect on January 24, 2014. In addition, as contemplated by the Tender Offer Agreement, each of Mr. Giorgio Iacobone (Chairman of the Board of Statutory Auditors of Gentium), Mr. Carlo Ciardiello and Mr. Augusto Belloni have irrevocably resigned from their office as effective members of the Board of Statutory Auditors of Gentium, and each of Mr. Domenico Ferrari and Mr. Oronzo Putignano have irrevocably resigned from their office as alternate members of the Board of Statutory Auditors of Gentium, in each case with effect as of the date of the first shareholders’ meeting that will be held in order to appoint, among other things, the new members of the Board of Statutory Auditors of Gentium. The Tender Offer Agreement also contemplated that Ms. Joyce Bigio would resign as a director of Gentium with effect on January 24, 2014. However, Ms. Bigio was subsequently asked to remain on the board of directors of Gentium, and Ms. Bigio rescinded her resignation as a director of Gentium on January 23, 2014.

In addition, in accordance with the terms of the Transition, Amendment and Release Agreement, dated as of December 19, 2013, entered into by Dr. Islam with Gentium concurrently with the execution of the Tender Offer Agreement, Dr. Islam resigned as Chief Executive Officer of Gentium on January 23, 2013. In light of the resignation of Dr. Islam as Chief Executive Officer of Gentium, at the meeting of the Board of Directors of Gentium held on January 23, 2014, the members of the Board of Directors of Gentium appointed Mr. Keegan as the interim Chief Executive Officer of Gentium.

Further, in connection with the Offer, on January 29, 2014, Gentium called an ordinary shareholders’ meeting in order to, among other things, appoint the new members of its Board of Directors and Board of Statutory Auditors (the “Ordinary Shareholders’ Meeting”). The “first call” for this meeting is February 24, 2014 at 10:00 a.m., Italian time, at the registered office of Gentium at Villa Guardia (Como), Piazza XX Settembre no. 2.

It is expected that, at the Ordinary Shareholders’ Meeting, Purchaser will vote in favor of, among other things, the following resolutions, and that, because Purchaser is the beneficial owner of more than two-thirds of the outstanding Ordinary Shares, such resolutions shall pass:

To set the number of the members of the Board of Directors of Gentium at five (5) and appoint the following individuals to serve as members of the Board of Directors of Gentium for the term from the Ordinary Shareholders’ Meeting to Gentium’s 2015 annual ordinary shareholders’ meeting:

a.	Fintan Keegan
b.	Suzanne Sawochka Hooper
c.	Iain McGill
d.	Joyce Victoria Bigio
e.	Elmar Schnee

To appoint the following individuals to serve as effective and alternate members of the Board of Statutory Auditors of Gentium until the date of Gentium’s ordinary shareholders’ meeting that shall be called to approve the financial statements of Gentium for the year ending December 31, 2016:

Name	Position
Mia Pasini	Chairman
Luca La Pietra	Effective Member
Maurizio Pavia	Effective Member
Alberto Demarchi	Alternate Member
Giovanni Lurani Cernuschi	Alternate Member

(e) Not applicable.

(f) Not applicable.

(g) The Tender Offer Agreement contains provisions that limited the ability of Gentium and specified representatives of Gentium to engage in a transaction that would entail a change of control of Gentium (other than the transactions contemplated by the Tender Offer Agreement) during the pendency of the transactions contemplated by the Tender Offer Agreement.

(j) Other than as described above, the Reporting Persons currently have no plan or proposal which relates to, or may result in, any of the actions described in Items 4(a), (b), (h) and (i) of this Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a), (b) As described in Items 4(a), (b), (h) and (i) of this Schedule 13D, as of 5:00 p.m. New York City time on February 3, 2014, the Reporting Persons beneficially own 15,680,495 Ordinary Shares (assuming for these purposes that all ADSs purchased by Purchaser in the Offer prior to such time have been exchanged for the underlying Ordinary Shares as of such time), or, based upon the number of outstanding Ordinary Shares and ADSs as of such time provided by Gentium, 90.1% of the outstanding Ordinary Shares and ADSs (without duplication for Ordinary Shares underlying ADSs), and the Reporting Persons have the shared power to vote, or direct the vote, and the shared power to dispose, or direct the disposal of, all such Ordinary Shares. Except as set forth in this Schedule 13D, as of 5:00 p.m. New York City time on February 3, 2014, no other Ordinary Shares or ADSs are beneficially owned by the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A to this Schedule 13D.

(c) No Reporting Person nor, to the knowledge of the Reporting Persons, any person identified on Schedule A to this Schedule 13D, has effected any transaction in Ordinary Shares or ADSs during the past 60 days, except as disclosed herein.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 15,680,495 Ordinary Shares beneficially owned by the Reporting Persons (assuming for these purposes that all ADSs purchased by Purchaser in the Offer prior to such time have been exchanged for the underlying Ordinary Shares as of such time).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 3, Item 4 and Item 5 above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Gentium, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

7.1	Amendment No. 2, dated as of January 23, 2014, to the Credit Agreement, dated as of June 12, 2012, by and among Jazz Pharmaceuticals, Inc., Jazz Financing I Limited and Jazz Pharmaceuticals Ireland Limited, as borrowers, Jazz Pharmaceuticals Public Limited Company, as guarantor, the Lenders thereto and Barclays Bank PLC, as Administrative Agent, Collateral Agent, L/C Issuer and Swing Line Lender (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on January 24, 2014).

7.2	Tender Offer Agreement, dated as of December 19, 2013, by and among Jazz Pharmaceuticals Public Limited Company, Jazz Pharmaceuticals Italy S.p.A. (formerly known as Jazz Pharmaceuticals Italy S.r.l.) and Gentium S.p.A. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

7.3	Form of Support Agreement (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

7.4	Joint Filing Agreement, dated as of February 3, 2014, by and among Jazz Pharmaceuticals Public Limited Company, Jazz Financing I Limited, Jazz Investments II Limited and Jazz Pharmaceuticals Italy S.p.A.*

*	Filed herewith

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2014	JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

/s/ Suzanne Sawochka Hooper
Name: Suzanne Sawochka Hooper
Title: Executive Vice President and General Counsel

Date: February 3, 2014	JAZZ FINANCING I LIMITED

/s/ Shawn Mindus
Name: Shawn Mindus
Title: Director

Date: February 3, 2014	JAZZ INVESTMENTS II LIMITED

/s/ Hugh Kiely
Name: Hugh Kiely
Title: Director

Date: February 3, 2014	JAZZ PHARMACEUTICALS ITALY S.p.A.

/s/ Patricia Carr
Name: Patricia Carr
Title: Director

Schedule A

Directors and Executive Officers of

Jazz Pharmaceuticals Public Limited Company, Jazz Investments II Limited, Jazz Financing I Limited and Jazz

Pharmaceuticals Italy S.p.A.

1.	Jazz Pharmaceuticals Public Limited Company

The following table sets forth the names, principal occupations or employment, address of such occupation, and citizenship of each of the directors and executive officers of Jazz Pharmaceuticals Public Limited Company.

Name	Present Principal Occupation or Employment	Address of Organization in which Employed	Citizenship

Paul L. Berns	Director	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	United States

Bruce C. Cozadd	Director, Chairman of the Board and Chief Executive Officer	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	United States

Patrick G. Enright	Director	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	United States

Peter Gray	Director	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	Ireland

Heather Ann McSharry	Director	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	Ireland

Seamus Mulligan	Director	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	Ireland

Kenneth W. O’Keefe	Director	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	United States

Norbert G. Riedel, Ph.D.	Director	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	Germany

Catherine A. Sohn, Pharm.D.	Director	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	United States

Rick E Winngham	Director	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	United States

Russell J. Cox	Executive Vice President and Chief Commercial Officer	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	United States

Katherine E. Falberg	Executive Vice President and Chief Financial Officer	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	United States

Fintan Keegan	Executive Vice President, Technical Operations	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	Ireland

Suzanne Sawochka Hooper	Executive Vice President and General Counsel	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	United States

Jeffrey K. Tobias, M.D.	Executive Vice President, Research and Development and Chief Medical Officer	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	United States

Karen J. Wilson	Senior Vice President, Finance and Principal Accounting Officer	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	United States

2.	Jazz Financing I Limited

The following table sets forth the names, principal occupations or employment, address of such occupation, and citizenship of each of the directors and executive officers of Jazz Financing I Limited.

Name	Present Principal Occupation or Employment	Address of Organization in which Employed	Citizenship

Fintan Keegan	Director	Jazz Financing I Limited c/o Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	Ireland

Hugh Kiely	Director	Jazz Financing I Limited c/o Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	Ireland

Shawn Mindus	Director, Chairman of the Board and Chief Executive Officer	Jazz Financing I Limited c/o Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	Canada

3.	Jazz Investments II Limited

The following table sets forth the names, principal occupations or employment, address of such occupation, and citizenship of each of the directors and executive officers of Jazz Investments II Limited.

Name	Present Principal Occupation or Employment	Address of Organization in which Employed	Citizenship

Hugh Kiely	Director	Jazz Investments II Limited c/o Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	Ireland

Bridget O’Brien	Director	Jazz Investments II Limited c/o Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	Ireland

4.	Jazz Pharmaceuticals Italy S.p.A.

The following table sets forth the names, principal occupations or employment, address of such occupation, and citizenship of each of the directors and executive officers of Jazz Pharmaceuticals Italy S.p.A.

Name	Present Principal Occupation or Employment	Address of Organization in which Employed	Citizenship

Patricia Josephine Carr	Director	Jazz Pharmaceuticals Italy S.p.A. c/o Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	Ireland

Fintan Keegan	Director	Jazz Pharmaceuticals Italy S.p.A. c/o Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	Ireland

Iain Robert McGill	Director, Chairman of the Board and Chief Executive Officer	Jazz Pharmaceuticals Italy S.p.A. c/o Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	Great Britain